AP EVENT INC.
                                Husovo namesti 7,
                              Okres Praha - Zapad,
                              Czech Republic 25301
                                Tel. 702-970-3370



                                                               November 24, 2015

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

To the Attention of: Mr. Ryan Adams

Re: AP Event Inc.
    Amendment No. 2 to Registration Statement on Form S-1,
    Filed on October 23, 2015
    Filing No. 333- 206745

Dear Mr. Adams,

Pursuant to the our phone conversation, held on November 23, 2015, AP Event Inc. (the "Company") herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") with the excluded reference to the Paragraph 3a4-1(a)(4)(iii) on page 26 and new auditor consent in response to the Commission's oral comments.

Please direct any further comments or questions you may have to the company at apeventinc@yandex.com

Thank you.

Sincerely,


/s/ August Petrov
-------------------------------
August Petrov, President